BANCO ITAU S.A.
CNPJ - 60.701.190/0001-04                                A Publicly Held Company


                             NOTICE TO STOCKHOLDERS

                   BANCO ITAU S.A. - EGM OF NOVEMBER 21, 2002
                          EXERCISE OF DISSENTING RIGHTS


With respect to the incorporation of the total shares of BANCO ITAU S.A. by BANCO ITAU HOLDING FINANCEIRA S.A., approved by the Extraordinary General Meeting held on November 21, 2002, we wish to inform stockholders that:

a) those stockholders of Banco Itau S.A., dissenting from the decisions taken at the meeting on November 21, 2002, will be reimbursed at the value of R$
     88.853 per lot of one thousand common or preferred shares to which they held title on November 4, 2002;

b) those stockholders wishing to indicate their dissent should forward correspondence to Banco Itau S.A. - Superintendencia de Servicos a Empresas, Rua Boa Vista 176, 4(0) andar, corpo V, Sao Paulo (SP), CEP 01014-919;

c) the period of 30 days during which stockholders may declare their dissent is to expire on April 17, 2003, considering the publication of the minutes of the meeting in the March 19, 2003 editions of the newspapers "Diario Oficial do Estado de Sao Paulo" and "Gazeta Mercantil".

                          Sao Paulo-SP, March 20, 2003.

                                 BANCO ITAU S.A.


                             ALFREDO EGYDIO SETUBAL
                           Investor Relations Director